SUB-ITEM 77I
Terms of new or amended securities

(a) N/A

(b) My Retirement Income Fund, My Retirement 2015 Fund, My Retirement 2025 Fund, My Retirement 2035 Fund and My Retirement 2045 Fund, series of the Registrant, began offering Investor, Institutional, Advisor and R Class shares during the period. Additionally, One Choice Portfolio: Very Conservative, One Choice
Portfolio: Conservative, One Choice Portfolio: Moderate, One Choice Portfolio:
Aggressive and One Choice Portfolio: Very Aggressive, series of the Registrant, began offering Investor Class shares during the period. The following describes the new classes of the funds, as called for by the applicable registration statement item:

Each fund is a series of shares issued by the corporation, and shares of each fund have equal voting rights. In addition, each series (or fund) may be divided into separate classes. Additional funds and classes may be added without a shareholder vote. Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so that investors holding more than 50% of the corporation's (i.e., all funds') outstanding shares may be able to elect a Board of Directors. The corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment. The election of directors is determined by the votes received from all the corporation's shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

The assets belonging to each series are held separately by the custodian, and the shares of each series represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series. Shareholder's rights are the same for all series of securities unless otherwise stated. Within their respective series, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund.

The Investor Class shares are available directly from American Century. The Institutional Class shares are made available for purchase by large institutional shareholders such as bank trust departments, corporations, retirement plans, endowments, foundations and financial advisors that meet the funds' minimum investment requirements. Institutional Class shares are not available for purchase by insurance companies for variable annuity and variable life products. The Advisor Class and R Class shares are intended for purchase by participants in employer-sponsored retirement or savings plans and for persons purchasing shares through investment advisors, broker-dealers, banks, insurance companies and other financial intermediaries that provide various administrative and distribution services.

The Advisor and R Class shares have a 12b-1 Plan. The plans provide for the funds to pay annual fees of 0.25% for Advisor Class and 0.50% for R Class to the distributor, for certain ongoing shareholder and administrative services and distribution services, including past distribution services. The distributor pays all or a portion of such fees to the investment advisors, banks, broker-dealers and insurance companies that make Advisor and R Class shares available. Because these fees are used to pay for services that are not related to prospective sales of the funds, each class will continue to make payments under its plan even if it is closed to new investors.

For Investor, Advisor and R Class shares, the minimum initial investment amounts are $2,000 for a Coverdell Education Savings Account, and $2,500 for all other accounts.

For Institutional Class shares, the minimum initial investment amount is $5 million ($3 million for endowments and foundations) per fund. For shareholders who invest with us through a financial intermediary, this requirement may be met the financial intermediary aggregates investments of multiple clients into a single account that meets the minimum. The minimum investment requirement may be waived if a shareholder, or a shareholder's financial intermediary who combines client investments in this way, has an aggregate investment in our family of funds of $10 million or more ($5 million for endowments and foundations). In addition, financial intermediaries or plan recordkeepers may require retirement plans to meet certain other conditions, such as plan size or a minimum level of assets per participant, in order to be eligible to purchase Institutional Class shares.

Redemption proceeds are calculated using the net asset value (NAV) next determined after a transaction request is received in good order. However, American Century reserves the right to delay delivery of redemption proceeds up to seven days. For example, each time you make an investment with American Century, there is a seven-day holding period before we will release redemption proceeds from those shares, unless satisfactory proof is provided that the purchase funds have cleared. For funds with CheckWriting privileges, American Century will not honor checks written against shares subject to this seven-day holding period. Investments by wire generally require only a one-day holding period. If a shareholder changes his address, American Century may require that any redemption request made within 15 days be submitted in writing and be signed by all authorized signers with their signatures guaranteed. If a shareholder changes his bank information, American Century may impose a 15-day holding period before proceeds are transferred or wired to the shareholder's bank.

In addition, American Century reserves the right to honor certain redemptions with securities, rather than cash. If, during any 90-day period, a shareholder redeems fund shares worth more than $250,000 (or 1% of the value of a fund's assets if that amount is less than $250,000), American Century reserves the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The fund managers would select these securities from the fund's portfolio.

American Century will value these securities in the same manner used in computing the fund's net asset value. American Century may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, brokerage or other transaction costs may be incurred to convert the securities to cash.

If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, he must provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemption transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on a fund and its remaining investors.

If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and give him 90 days to meet the minimum. For Investor, Advisor and R Class shares, if the deadline is not met, American Century reserves the right to redeem the shares in the account and send the proceeds to the shareholder's address of record. The shareholder may incur tax liability as a result of the redemption. For Institutional Class shares, if the deadline is not met, American Century reserves the right to convert the shares to Investor Class shares of the same fund. The Investor Class shares have a unified management fee that is 0.20% higher than the Institutional Class.

American Century may require a signature guarantee for the following transactions:
* A shareholder's redemption or distribution check, Check-A-Month or automatic redemption is made payable to someone other than the account owners * A shareholder's redemption proceeds or distribution amount is sent by wire or EFT to a destination other than his personal bank account
* A shareholder is transferring ownership of an account over $100,000
American Century reserves the right to require a signature guarantee for other transactions, at its discretion.

Investment instructions are irrevocable. That means that once a shareholder has mailed or otherwise transmitted his investment instruction, he may not modify or cancel it. Each fund reserves the right to suspend the offering of shares for a period of time and to reject any specific investment (including a purchase by exchange). Additionally, American Century may refuse a purchase if, in its judgment, it is of a size that would disrupt the management of a fund.

American Century discourages excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm fund performance. American Century takes steps to reduce the frequency and effect of these activities in its funds. These steps include monitoring trading activity, imposing trading restrictions on certain accounts, imposing redemption fees on certain funds, and using fair value pricing when the advisor determines current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur. American Century seeks to exercise its judgment in implementing these tools to the best of its abilities in a manner that it believes is consistent with shareholder interests.

American Century uses a variety of techniques to monitor for and detect abusive trading practices. These techniques may change from time to time as determined by American Century in its sole discretion. To minimize harm to the funds and their shareholders, American Century reserves the right to reject any purchase order (including exchanges) from any shareholder it believes has a history of abusive trading or whose trading, in its judgment, has been or may be disruptive to the funds. In making this judgment, American Century may consider trading done in multiple accounts under common ownership or control.

Currently, American Century may deem the sale of all or a substantial portion of a shareholder's purchase of fund shares to be abusive if the sale is made * within seven days of the purchase, or * within 30 days of the purchase, if it happens more than once per year.

American Century reserves the right, in its sole discretion, to identify other trading practices as abusive. In addition, American Century reserves the right to accept purchases and exchanges in excess of the trading restrictions discussed above if it believes that such transactions would not be inconsistent with the best interests of fund shareholders or this policy.

Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions American Century handles, there can be no assurance that American Century's efforts will identify all trades or trading practices that may be considered abusive. In addition, American Century's ability to monitor trades that are placed by the individual shareholders of omnibus accounts maintained by financial intermediaries is severely limited because American Century does not have access to the underlying shareholder account information. However, American Century monitors aggregate trades placed in omnibus accounts and seeks to work with financial intermediaries to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades. There may be limitations on the ability of financial intermediaries to impose restrictions on the trading practices of their clients. As a result, American Century's ability to monitor and discourage abusive trading practices in omnibus accounts may be limited.

For shareholders that do business with American Century through a financial intermediary or a retirement plan, the shareholder's ability to purchase, exchange, redeem and transfer shares will be affected by the policies of that entity. Some policy differences may include * minimum investment requirements * exchange policies * fund choices * cutoff time for investments * trading restrictions

American Century reserves the right to change any stated investment requirement, including those that relate to purchases, exchanges and redemptions. Changes may affect all investors or only those in certain classes or groups.